Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our Board announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), to attend our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Tuesday, May 31, 2022, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, May 31, 2022, Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, and representing our Ordinary Shares, may attend at the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued in due course.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, May 17, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jianfa LAI and Mr. Jilei WANG as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as the independent non-executive directors.